Verizon New England Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in Millions)	2002	2001	2000	1999	1998

Income before provision for income taxes, extraordinary item and cumulative effect of change in accounting principle	$409.3	$600.9	$915.6	$1,059.3	$1,027.7
Equity loss (income) from affiliates	(29.5)	138.2	33.8	(20.2)	(15.7)
Dividends received from equity affiliates	26.2	28.1	21.6	27.8	21.4
Interest expense	163.7	163.6	173.5	144.8	153.7
Portion of rent expense representing interest	69.1	62.4	23.9	25.4	28.0
Amortization of capitalized interest	7.3	6.0	4.2	3.1	2.2

Earnings, as adjusted	$646.1	$999.2	$1,172.6	$1,240.2	$1,217.3

Fixed charges:
Interest expense	$163.7	$163.6	$173.5	$144.8	$153.7
Portion of rent expense representing interest	69.1	62.4	23.9	25.4	28.0
Capitalized interest	12.5	29.5	18.1	13.9	13.8

Fixed charges	$245.3	$255.5	$215.5	$184.1	$195.5

Ratio of earnings to fixed charges	2.63	3.91	5.44	6.74	6.23